December 23, 2013

Lyn Shenk
Branch Chief
United States Security and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:          John Wiley & Sons, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed June 26, 2013
Form 10-Q for the Fiscal Period Ended October 31, 2013
Filed December 10, 2013
File Number: 001-11507

On December 19, 2013 John Wiley & Sons, Inc. (the “Company”) received a comment review letter from the U.S Securities and Exchange Commission (the “SEC”) requesting further detail relating to certain areas of the Company’s Form 10-K for fiscal year ending April 30, 2013 and Form 10-Q for the fiscal quarter ending October 31, 2013.

Given the timing and routine nature of the comment letter, the Company contacted the SEC staff to request an extension of time to respond. An extension of time to respond was granted until January 20, 2014.

/s/ John A. Kritzmacher
Executive Vice President and
Chief Financial Officer